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Direct Dial Number (202) 636-5804	E-mail Address jbonnie@stblaw.com

April 5, 2019

VIA COURIER AND EDGAR

Re:	Change Healthcare Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 5, 2019
CIK No. 0001756497

Matthew Crispino, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Crispino:

On behalf of Change Healthcare Inc. (“Change Healthcare”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), relating to the offering of shares of its common stock, marked to show changes from the Registration Statement on Form S-1 filed on March 15, 2019 (the “Registration Statement”). Amendment No. 1 has been revised in response to the Staff’s comments and to reflect certain other changes. In addition, Change Healthcare has filed certain exhibits with Amendment No. 1 and advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. Change Healthcare understands that the Staff requires a reasonable amount of time for review.

Securities and Exchange Commission	2	April 5, 2019

In addition, we are providing the following responses to your comment letter, dated March 29, 2019, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Change Healthcare. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Form S-1 filed March 15, 2019

Summary Historical Financial and Other Data

Summary Historical Consolidated Financial Data of Change Healthcare LLC, page 22

1.

We are unable to recalculate the total depreciation and amortization amount shown in your non-GAAP reconciliation on page 25. To this extent, the total of the amounts disclosed on page F-56 for depreciation expense and page F-57 for amortization expense do not sum to the amounts shown here. Please revise or advise to clarify what is included in this line item adjustment.

Change Healthcare respectfully advises the Staff that the depreciation and amortization amounts shown in the Joint Venture’s non-GAAP reconciliation on page 25 represents the sum of the following:

•	Depreciation with respect to property and equipment, which is presented within Note 6 to the consolidated financial statements on page F-56;

•	Amortization expense with respect to acquired intangible assets, which is presented within Note 7 to the consolidated financial statements on page F-57; and

•	Amortization expense with respect to capitalized software developed for internal use, which is presented within Note 8 to the consolidated financial statements on page F-58.

Securities and Exchange Commission	3	April 5, 2019

For example, for the year ended March 31, 2018 and the period from June 22, 2016 (inception) to March 31, 2017, depreciation and amortization of $278.4 million and $26.5 million shown on page 25 represents the sum of depreciation of property and equipment of $39.855 million and $4.280 million disclosed on page F-56, amortization of intangible assets of $174.119 million and $16.582 million disclosed on page F-57 and amortization of capitalized software of $64.389 million and $5.686 million disclosed on page F-58, respectively. These calculations are illustrated below for the year ended March 31, 2018 and the period from June 22, 2016 (inception) to March 31, 2017:

	Year Ended March 31, 2018	Period from June 22, 2016 (inception) to March 31, 2017
	(in millions) (sums may not foot due to rounding)
Depreciation of property and equipment (F-56)	$39.9	$4.3
Amortization of intangible assets (F-57)	$174.1	$16.6
Amortization of capitalized software (F-58)	$64.4	$5.7

Total	$278.4	$26.5

2.

We note your response and revision to prior comment 1 and that the adjustment made to arrive at Adjusted Net Income relates only to acquired identifiable intangible assets. Please tell us in more detail why you believe this measure provides meaningful information to investors about the performance of your core operations. Considering that this adjustment results in a performance measure that ignores the effects of purchase accounting, tell us how you considered Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Change Healthcare advises the Staff that the Joint Venture considered Question 100.04 of the Compliance and Disclosure Interpretations (“CDI 100.04”) on Non-GAAP Measures in addition to Rule 100(b) of Regulation G. The Joint Venture believes that its treatment of the amortization of intangible assets during the periods included within the registration statement is not an individually tailored expense recognition method under the Staff’s guidance in CDI 100.04 and does not run afoul of Rule 100(b) of Regulation G. CDI 100.04 focuses on a scenario where the adjustment accelerates the recognition of revenue. The Answer to CDI 100.04 emphasizes that non-GAAP measures that substitute individually tailored recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G, which prohibits the presentation of a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue

Securities and Exchange Commission	4	April 5, 2019

statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading. Through its assessment, the Joint Venture believes that the presentation of “Adjusted Net Income” does not accelerate or delay the timing or amount of expense recognized. On the contrary, for the reasons discussed below, the Joint Venture believes that its presentation of “Adjusted Net Income,” when considered together with its results presented in accordance with GAAP, provides useful supplemental information about its core operations, fosters comparability of its results in the historical periods presented and in future periods and facilitates the comparison of its results with other public companies in its industry.

A.

This adjustment provides meaningful information to investors about the Joint Venture’s core operations. The majority of the Joint Venture’s intangible assets were created upon execution of the leveraged buyout of a predecessor of the Joint Venture, which was executed by Change Healthcare’s Sponsors. Rather than presenting a non-GAAP measure that adjusts only for the amortization associated with acquisitions executed subsequent to the formation of the Joint Venture, this adjustment removes the impact of all such non-cash adjustments in all periods presented. The Joint Venture believes this provides useful supplemental information about the overall performance of its core operations. As of March 31, 2018, approximately 67% of the Joint Venture’s net intangible assets (approximately $973 million) related solely to customer relationship intangible assets that were ascribed value during the leveraged buyout of a predecessor executed by Change Healthcare’s Sponsors, which is the single largest portion of this adjustment to arrive at Adjusted Net Income. The revenue associated with these intangible assets is attributable to the operations of the entire Legacy CHC predecessor to the Joint Venture.

B.

This adjustment fosters comparability of the Joint Venture’s results in the historical periods presented and will continue to in future periods. These material intangible assets are amortized only through the end of their estimated useful lives. As a result, amortization expense following the end of the estimated useful life will be materially reduced. If the Joint Venture were not to adjust net income for this amortization, adjusted net income would materially increase in the subsequent period without any change in the Joint Venture’s actual operational performance. Further, the Qualified McKesson Exit will result in Change Healthcare Inc. obtaining control of the Joint Venture. Upon the occurrence of the Qualified McKesson Exit, the Joint Venture’s intangible assets will be stepped up to fair value and the amortization of purchased intangible assets will increase significantly. As a result, the amortization of purchased intangible assets will significantly impact the comparability of the Joint Venture’s results in periods before and after the Qualified McKesson Exit. For this reason, the Joint Venture believes that its exclusion will make the Adjusted Net Income measure more meaningful to the users of Change Healthcare’s financial statements in understanding the performance of the business over time.

Securities and Exchange Commission	5	April 5, 2019

C.

This adjustment facilitates the comparison of the Joint Venture’s results with other public companies in its industry. Other public companies in Change Healthcare’s industry report a Non-GAAP Adjusted Net Income measure that excludes the effect of purchase accounting on depreciation and amortization expense. While the non-GAAP measures reported by these companies or their application of such measures may not be identical to that of the Joint Venture, the discrete disclosure of similar adjustments provide investment analysts that follow the financial performance of companies in Change Healthcare’s industry with information to facilitate a more meaningful comparison between the results of such companies.

For these reasons, the Joint Venture believes that the non-GAAP presentation provides useful information to investors and is an appropriate non-GAAP adjustment.

Unaudited Pro Forma Condensed Financial Information, page 95

3.

Please complete the columnar amounts within your Unaudited Pro Forma Condensed Financial Information and the related Notes to Unaudited Pro Forma Financial Statements in order to facilitate further review.

Change Healthcare acknowledges the Staff’s comment and advises the Staff that when the information necessary to complete the unaudited pro forma financial statements is available, it will disclose such amounts in a future pre-effective amendment to the Registration Statement. Change Healthcare understands that the Staff requires a reasonable amount of time for review.

Notes to Unaudited Pro Forma Financial Statements, page 102

4.

We note the historical basis amounts in the table in footnote 3.a on page 103 have changed since the prior amendment. Please clarify how you determined these amounts. In addition, please revise your disclosure to clarify how you determined the pro forma fair value amounts, including any assumptions used. See Rule 11-02(b)(6) of Regulation S-X.

The Joint Venture advises the Staff that it has (i) revised the column heading on page 104 to clarify that the historical basis column reflects the carrying value of the Joint Venture’s respective assets and liabilities at March 31, 2017 and (ii) revised the narrative on page 104 to clarify how the pro forma amounts were determined and to disclose the assumptions used.

Securities and Exchange Commission	6	April 5, 2019

The Joint Venture respectfully advises the Staff that it utilized March 31, 2017 as the date for calculating the pro forma basis adjustments because the pro forma financial statements reflect only a partial step up in the basis of Change Healthcare Inc. in the Joint Venture’s affected assets and liabilities. If the Joint Venture were to use the most recent balance sheet date as the date for determining such basis differences, it would have the effect of presenting the pro forma adjustment for basis differences as if the Offering Transactions were to have occurred on that current date. The Joint Venture understands that 210.11-02(b)(6) of Regulation S-X requires that pro forma adjustments affecting the statement of operations be computed assuming the Offering Transactions were consummated at the beginning of the fiscal year presented.

5.	Please revise the description of footnote 3.b on page 103 to clearly explain the purpose of this adjustment and any assumptions involved in the calculations. See Rule 11-02(b)(6)of Regulation S-X.

Change Healthcare has revised page 104 to enhance its explanation of this adjustment.

6.

We note the adjustment described in footnote 4.a on page 104 related to management and advisory fees paid to McKesson. Please tell us whether, upon termination of this management services agreement, the Company will need to hire additional consultants to provide similar services or incur related or similar costs. If applicable, please revise to state this fact and include these estimated expenses and assumptions in your pro forma financial statements pursuant to the guidance in Rules 11-01(a)(8) and 11-02(b)(6) of Regulation S-X.

Under the management services agreement, McKesson, Blackstone and Hellman & Friedman agreed to provide the following monitoring, advisory and consulting services:

•	advice regarding the structure, distribution and timing of acquisitions and/or dispositions, major capital projects, and private or public debt or equity offerings;

•

advice regarding relationships with lenders and bankers, including in relation to the selection, retention and supervision of independent auditors, outside legal counsel, investment bankers or other financial advisors or consultants

•	advice regarding the strategy for improving the operating, marketing and financial performance of Change Healthcare;

•	advice regarding executive compensation matters; and

•	advice regarding environmental, social and governance issues.

These consulting services were not provided on a continual basis, but rather as-needed from time to time with respect to specific issues. Change Healthcare believes that it has sufficient internal personnel to undertake this work when required.

Securities and Exchange Commission	7	April 5, 2019

Change Healthcare advises the Staff that it has no current intention to hire any new executives or increase salaries of existing executives as a result of the termination of the management services agreement. Furthermore, Change Healthcare believes that its directors, director nominees and executive officers hold considerable expertise in the services provided under the management services agreement and, after termination of the management services agreement, Change Healthcare’s board of directors and executive officers are prepared to perform such functions. As a result, no incremental costs are anticipated to be incurred in replacing the services that were previously provided under the management services agreement.

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Securities and Exchange Commission	8	April 5, 2019

Please do not hesitate to call me at 202-636-5804 or William R. Golden III at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

cc:	Securities and Exchange Commission
Barbara C. Jacobs
Brittany Ebbert
Craig Wilson

Change Healthcare Inc.
Neil E. de Crescenzo
Fredrik Eliasson
Loretta A. Cecil

Ropes & Gray LLP
Craig E. Marcus
Tara Fisher